FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number:  1-10936

Orbital Corporation Limited

(Translation of registrant’s name into English)

Australian Company Number:    009  344  058

4 Whipple Street, Balcatta, Western Australia, 6021, Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

APPENDIX 4E

Preliminary Final Report

Orbital Corporation Limited

ABN 32 009 344 058

Financial year ended 30 JUNE 2006

Results for announcement to the market

		A$’000			A$’000
Total revenue	UP	387	3%	to	11,863
Net profit/(loss) from ordinary activities after tax attributable to members	UP	2,216	N/A	to	515

Net profit/(loss) attributable to members	UP	2,216	N/A	to	515

There is no proposal to pay dividends for the year ended 30 June 2006

Commentary on results for the period

The Commentary on the results for the period is contained in the press release dated 24 August 2006 accompanying this statement.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

	NOTE	CONSOLIDATED
		2006	2005
		$’000	$’000
Engineering services income		8,645	8,252
License and royalty income		2,394	2,217

Revenue		11,039	10,469
Other income	2	824	1,007

Total Revenue		11,863	11,476

Personnel expenses		(8,297)	(8,850)
Depreciation and amortisation		(1,122)	(1,436)
Engineering consumables and contractors		(1,076)	(1,473)
Travel and accommodation		(1,009)	(998)
Communications and computing		(667)	(744)
Patent costs		(462)	(545)
Insurance costs		(535)	(551)
Audit, compliance and listing costs		(689)	(492)
Finance costs		(622)	(3)
Other expenses		(786)	(1,128)

Total expenses		(15,265)	(16,220)

Share of net profit of Synerject (adjustment to provision)	3	4,135	2,936

Profit/(loss) before related income tax		733	(1,808)
Income tax (expense)/benefit	4	(218)	107

Net profit/(loss) after related income tax		515	(1,701)

Basic earnings/(loss) per share (in cents)	5	0.1	(0.4)
Diluted earnings/(loss) per share (in cents)	5	0.1	(0.4)

The income statement is to be read in conjunction with the notes to the financial statements

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 30 JUNE 2006

	CONSOLIDATED
	2006	2005
	$’000	$’000
Recognised directly in equity

Employee Share Plan	264	248

Foreign exchange translation differences	276	(238)

Net income recognised directly in equity	540	10

Net profit/(loss) for the period	515	(1,701)

Total recognised income and expense for the period	1,055	(1,691)

The above items are net of tax where applicable.

The statement of recognised income and expense is to be read in conjunction with the notes to the financial statements.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2006

	NOTE	CONSOLIDATED
		2006	2005
		$’000	$’000
Current Assets
Cash and cash equivalents		3,325	7,972
Receivables		3,643	2,985
Inventories		6	12

Total Current Assets		6,974	10,969

Non-Current Assets
Investments accounted for using the equity method		6,321	—
Deferred tax assets		6,445	6,300
Property, plant & equipment		6,432	7,424

Total Non-Current Assets		19,198	13,724

Total Assets		26,172	24,693

Current Liabilities
Payables		3,268	2,389
Employee benefits		1,046	1,055
Provisions		106	485

Total Current Liabilities		4,420	3,929

Non-Current Liabilities
Non interest-bearing liabilities		12,809	19,000
Employee benefits		1,200	1,135
Provisions		—	100
Other		—	654

Total Non-Current Liabilities		14,009	20,889

Total Liabilities		18,429	24,818

Net Assets/(Liabilities)		7,743	(125)

Equity
Contributed equity	6	216,768	216,768
Reserves	6	38	(238)
Accumulated losses	6	(209,063)	(216,655)

Total Equity/(Deficiency)		7,743	(125)

Net tangible assets/(deficiency) per ordinary share (cents)		1.88	(0.03)

The balance sheet is to be read in conjunction with the notes to the financial statements.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2006

	CONSOLIDATED
	2006	2005
	$’000	$’000
Cash Flows from Operating Activities
Cash receipts from customers	10,183	11,124
Cash paid to suppliers and employees	(12,300)	(15,418)

Cash used in operations	(2,117)	(4,294)
Interest income	332	515
Interest expense	—	(3)
Income taxes paid	(83)	(38)

Net cash used in operating activities	(1,868)	(3,820)

Cash Flows from Investing Activities
Synerject equity investment	(2,735)	—
Proceeds from sale of property, plant & equipment	166	56
Acquisition of property, plant & equipment	(211)	(427)

Net cash used in investing activities	(2,780)	(371)

Cash Flows from Financing Activities
Payment of finance lease liabilities	—	(179)

Net cash used in financing activities	—	(179)

Net decrease in cash and cash equivalents	(4,648)	(4,370)
Cash and cash equivalents at 1 July	7,972	12,350
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies	1	(8)

Cash and cash equivalents at 30 June	3,325	7,972

Non-Cash Investing Activities

There were no non-cash investing or financing activities for the years ended 30 June 2006 and 2005.

The statement of cash flows is to be read in conjunction with the notes to the financial statements.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The consolidated financial report of the Company for the year ended 30 June 2006 comprises the Company and its subsidiaries (together referred to as the “consolidated entity”) and the consolidated entity’s interest in jointly controlled entities.

(a)	Statement of Compliance

The consolidated financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (‘AASBs”) adopted by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001. International Financial Reporting Standards (“IFRSs’”) form the basis of Australian Accounting Standards (“AASBs”) adopted by the AASB, and for the purpose of this report are called Australian equivalents to IFRS (“AIFRS”) to distinguish from previous Australian GAAP. The financial reports of the consolidated entity and the Company also comply with IFRSs and the interpretations adopted by the International Accounting Standards Board.

This is the consolidated entity’s first financial report prepared in accordance with Australian Accounting Standards, being AIFRS and IFRS, and AASB 1 First time adoption of Australian equivalents to International Financial Reporting Standards has been applied. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in note 10.

(b)	Basis of Preparation

The consolidated financial report is presented in Australian dollars. The entity has elected not to early adopt the following accounting standards and amendments as at transition date:

•	AASB 119 Employee Benefits (December 2004)

•	AASB 2004-3 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements and AASB 124 Related Party Disclosures

•	AASB 2005-1 Amendments to Australian Accounting Standards (May 2005) amending AASB 139 Financial Instruments: Recognition and Measurement

•	AASB 2005-3 Amendments to Australian Accounting Standards (June 2005) amending AASB 119 Employee Benefits (either July or December 2004)

•	AASB 2005-4 Amendments to Australian Accounting Standards (June 2005) amending AASB 139 Financial Instruments: Recognition and Measurement, AASB 132 Financial Instruments: Disclosure and Presentation, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts

•	AASB 2005-5 Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), and AASB 139 Financial Instruments: Recognition and Measurement

•	AASB 2005-6 Amendments to Australian Accounting Standards (June 2005) amending AASB 3 Business Combinations

•	AASB 2006-1 Amendments to Australian Accounting Standards (January 2006) amending AASB 121 The Effects of Changes in Foreign Exchange Rates (July 2004)

•	UIG 4 Determining whether an Arrangement contains a Lease

•	UIG 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

•	UIG 7 Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies

•	UIG 8 Scope of AASB 2.

•	AASB 7 Financial instruments: Disclosure (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Basis of Preparation (continued)

•	AASB 2005-9 Amendments to Australian Accounting Standards (September 2005) requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006

•	AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The initial application of the above standards is not expected to have an impact on the financial results of the Company and the consolidated entity as the standards and the amendments either are not applicable or are concerned only with disclosures.

The financial report is prepared on the basis of historical costs (except that certain financial instruments are stated at their fair value).

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and the Directors’ Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in note 1(v).

(c)	Basis of Consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included from the date control commences until the date control ceases.

Investments in subsidiaries are carried at their cost of acquisition less impairment losses in the Company’s financial statements.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Basis of Consolidation (continued)

(ii) Associates

Associates are those entities for which the consolidated entity has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the consolidated entity’s share of the total recognised gains and losses of a jointly-controlled associate on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. For a number of years, the consolidated entity’s share of losses exceeded its interest in the joint venture, and during that period, the consolidated entity’s carrying amount was reduced to nil and recognition of further losses continued to the extent that the consolidated entity had incurred legal or constructive obligations on behalf of an associate. During the year ended 30 June 2006, the joint venture recouped past losses, the consolidated entity released its provision for losses to profit and loss account, and equity accounting has now been resumed, and will continue until the date joint control ceases. Other movements in reserves, post recommencing equity accounting, are recognised directly in consolidated reserves.

(iii) Transactions Eliminated on Consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

Unrealised gains arising from transactions with associates are eliminated to the extent of the consolidated entity’s interest in the entity with adjustments made to the investment in the associates. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold by the associates or, if not consumed or sold by the associate, when the consolidated entity’s interest in such entities is disposed of.

(d)	Foreign Currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date (except those representing the consolidated entity’s net investment in subsidiaries, associates and jointly controlled entities – see below) are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

(ii) Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity described as ‘foreign currency translation reserve’. In respect of all foreign operations, the Company has opted to use the exemption in AASB 1, whereby all foreign exchange differences that have arisen before 1 July 2004 have been expensed to profit and loss. Foreign exchange gains and losses are therefore deemed to be zero as at 1 July 2004.

(iii) Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations are taken to the foreign currency translation reserve. They are released into the income statement upon disposal.

In respect of all foreign operations, any differences that have arisen after 1 July 2004, the date of transition to AIFRS, are presented as a separate component of equity.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Derivative Financial Instruments

(i) Current accounting policy

The consolidated entity may use derivative financial instruments to hedge its exposure to foreign exchange fluctuations. In accordance with its treasury policy, the consolidated entity does not hold the derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

(ii) Comparative period policy

The consolidated entity is exposed to fluctuations in interest rates and foreign exchange rates from its activities. The consolidated entity may use forward foreign exchange contracts to hedge the foreign exchange rate risks. Derivative financial instruments are not held for speculative purposes.

(f)	Property, Plant and Equipment

(i) Acquisition

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation (see below) and impairment losses (see below).

Certain items of property, plant and equipment that had been revalued to fair value on or prior to 1 July 2004, the date of transition to AIFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

(ii) Depreciation and Amortisation

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used in the current and comparative period for each class of asset are as follows: Buildings 2.5%; Plant and Equipment 6.67% to 33.3%. Assets are depreciated or amortised from the date of acquisition.

The residual value, the useful life and the depreciation method applied to an asset are reassessed at least annually.

(iii) Valuation

Land and buildings are independently valued every three years on a market value basis of valuation. The Directors then use these valuations to assess the recoverable amount of land and buildings.

(iv) Operating Leases

Payments made under operating leases are expensed on a straight line basis over the term of the lease.

(g)	Intangibles

(i) Research and Development Expenditure

Current accounting policy

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development.

Expenditure on intangibles which may be capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation will be charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite.

Comparative period policy

Under previous AGAAP, the consolidated entity’s past expenditure on research and development was expensed as incurred.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Intangibles (continued)

(ii) Patents, Licences and Technologies

Patents, licences and technology development and maintenance costs are expensed as incurred.

(h)	Receivables

Receivables are stated at their amortised cost, less impairment losses. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts. Normal settlement terms are 30 to 45 days.

(i)	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(j)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, at call deposits and bank-endorsed bills of exchange at discounted value.

(k)	Impairment

The carrying amounts of the consolidated entity’s assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash- generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

The carrying amount of property, plant and equipment is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Adoption of this AIFRS accounting policy has not had any effect upon the carrying value of property plant and equipment

The carrying amount of all non-financial assets including development expenditure is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Adoption of this AIFRS accounting policy has not had any effect upon the carrying value of assets.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

(i) Calculation of recoverable amount

The recoverable amount of the consolidated entity’s receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. All receivables are individually assessed for impairment.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Impairment (continued)

(ii) Reversals of impairment

Impairment losses are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount.

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognised in profit or loss.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(iii) Derecognition of financial assets and liabilities

Current accounting policy

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•	the rights to receive cash flows from the asset have expired

•	the consolidated entity retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party, or

•	the consolidated entity has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit and loss.

Comparative period policy

A financial asset was derecognised when the contractual right to receive or exchange cash no longer existed. A financial liability was derecognised when the contractual obligation to deliver or exchange cash no longer existed.

l)	Share capital

(i) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(ii) Transaction Costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(m)	Non-Interest-bearing borrowings

(i) Current accounting policy

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $19,000,000 made to the Company in 1989. The loan is interest-free until repayment of this loan becomes due in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of engines produced with OCP technology as at 30 June 2006 totalled approximately 515,000.

As at 1 July 2005 the non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(ii) Comparative period policy

Prior to the adoption of AIFRS at 1 July 2005, the loan was recorded at the amount advanced and no recognition was given to effective interest in the income statement. The effect of this change in policy is set out in Note 11, and Orbital has taken advantage of the election in AASB 1 to not restate comparatives for the effect of this change in policy.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Employee Benefits

(i) Wages, Salaries, Annual Leave and Sick Leave

The provisions for employee entitlements to wages, salaries, annual leave and sick leave, to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at the reporting date including related on-costs, such as workers’ compensation and payroll tax. Sick leave recognised as a liability represents expected future payments as a result of employees utilising non vesting accumulated sick leave entitlements while recovering from serious injury or illness. The consolidated entity does not recognise a liability when it is probable that sick leave taken in the future will not be greater than the entitlements that will accrue in the future.

(ii) Long Service Leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on the consolidated entity’s experience with staff departures and is discounted using the rates attached to national government securities at balance date, which most closely match the terms of maturity of the related liabilities.

(iii) Defined Contribution Superannuation Fund

Obligations for contributions to the defined contribution superannuation fund are recognised as an expense in the income statement as incurred.

(iv) Share-based payment transactions

Employees have been offered the right to take up shares in the Company under two plans, one of which is subject to qualification by length of service and achievement of corporate performance targets related to returns to shareholders. These targets have not yet been met. The fair value of options and shares granted to employees is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance–based shares. The fair value of the shares granted is measured using a Monte-Carlo simulation model. Options have not been issued since the year ended 30 June 2000 and there will be no expense recognised in this or future reporting periods in relation to the option plan. The fair value of shares will be measured having regard to the conditions attached to the shares and the consolidated entity’s estimate of shares that will eventually vest. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to market conditions that are not met.

(v) Employee redundancy benefits

Provisions for employee redundancy benefits are only recognised when a detailed plan has been approved and the employee redundancies have either commenced or been publicly announced, or firm commitments related to the redundancy benefits have been entered into. Costs related to ongoing activities are not provided for.

(o)	Provisions - Warranties

Provision for warranty is recognised when the underlying products are sold. The provision is based on historical claim data.

(p)	Payables

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(i) Revenue from Rendering of Services and Sale of Goods

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, or the costs incurred or to be incurred cannot be measured reliably, or there is a risk of return of goods or there is continuing management involvement with the goods.

Revenue from rendering services is recognised in the period in which the service is provided.

Revenue earned under various licence, royalty and other agreements is recognised upon the satisfactory completion of contracted technical specifications. Additional revenue may be earned after a fixed time interval or after delivery of a prototype engine and/or hardware meeting specified performance targets, provided the licence agreements are not terminated. Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using OCP Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination. Revenue under royalty agreements is recognised when such amounts become due and payable.

Revenue received in advance represents cash payments received from customers in accordance with contractual commitments prior to the performance of the service.

Revenue from sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer.

(ii) Interest Income

Interest income is recognised as it accrues.

(iii) Asset Sales

The gross proceeds of asset sales are included as other income of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(r)	Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Financing costs

Financing costs and other income include separate disclosure of interest payable on borrowings calculated using the effective interest method, dividends on redeemable preference shares, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement . Borrowing costs are expensed as incurred and included in net financing costs.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity’s right to receive payments is established which in the case of quoted securities is ex-dividend date. The interest expense component of finance lease payments is recognised in the income statement using the effective interest method.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Income Tax

(i) Current income tax expense and liability

Income tax on the profit and loss for the year presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred income tax expense and liability

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(iii) Tax Consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Orbital Corporation Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated using the ‘separate taxpayer within group’ approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts. Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

(t)	Segment Reporting

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(u)	Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amounts of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the consolidated entity’s critical accounting policies and estimates and the application of these policies and estimates.

1.2	Reclassification of comparative information

These are the consolidated entity’s first AIFRS annual consolidated financial statements prepared in accordance with Australian Accounting Standards - AIFRS.

Accounting policies have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information for the year ended 30 June 2005 and the preparation of an opening AIFRS balance sheet at 1 July 2004 (the consolidated entity’s date of transition).

In preparing its opening AIFRS balance sheet, comparative information for the year ended 30 June 2005, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP).

2.	OTHER INCOME

	CONSOLIDATED
	2006	2005
	$’000	$’000
Interest income	332	515
Gain on sale of property, plant and equipment	85	40
Net foreign exchange gains	12	11
ACIS credits	152	161
Systems warranty credit	219	233
Other	24	47

	824	1,007

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

3.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

As at 30 June 2006, the consolidated entity held a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (30 June 2005: 50%). The principal activities of Synerject are the marketing, sale and manufacture, including research and development in the area of engine management, of non-automotive systems and components and automotive components related to the Orbital combustion process.

The consolidated entity accounts for investments in associates using the equity method.

The consolidated entity has the following investment in associates:

Name	Principal activities	Country of incorporation	Reporting Date	30 June Ownership
				2006	2005
Synerject LLC	Suppliers of gasoline engine systems and components	USA	30/06/2006	50%	50%

	Revenues as reported by associate (100%)		Profit as reported by associate (100%)		Share of associates net profit recognised		Total Assets as reported by associate (100%)		Total Liabilities as reported by associate (100%)		Net assets as reported by associate (100%)		Share of associate’s net assets equity accounted
	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000
2006
Synerject		77,494		3,632		4,135		42,129		26,111		16,018		6,321

2005
Synerject		54,796		5,141		2,936		33,632		26,706		6,926		—

	CONSOLIDATED
	2006	2005
	$’000	$’000
Results of associate
Reversal of provision for borrowings of Synerject	654	2,936
Share of associate profit before income tax after recommencement of equity accounting	1,649	—
Share of income tax expense	(120)	—

	2,183	2,936

Adjustments:
- dissimilar accounting treatment with respect to development expenditure	1,649	—
- dissimilar accounting treatment with respect to amortisation of intangibles	303	—

Share of associates net profit accounted for using the equity method	4,135	2,936

At 30 June 2005, the Company had recognised a liability of A$0.654 million with respect to its 50% share in the adjusted net asset deficiency of Synerject LLC, which was reversed as at 31 December 2005, when Synerject LLC had an excess of assets over liabilities. The consolidated entity has now recommenced equity accounting for Synerject LLC, and brings to account in each reporting period its interest in the profits and losses and other changes in equity of Synerject LLC.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

3.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

INTEREST IN SYNERJECT LLC

As at 30 June 2006, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (30 June 2005: 50%). The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Corporation Limited continued its guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. This loan was repaid during the current reporting period. At 30 June 2006, Orbital’s share of Synerject’s financing obligations amounted to A$Nil (US$Nil) (30 June 2005: A$9.189 million (US$7.000 million)).

Both Siemens VDO Automotive Corporation and the Company have made additional capital contributions in June 2006.

Potential future changes to percentage shareholding in Synerject LLC

Synerject LLC was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject LLC until 30 September 2006. As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to 30 June 2006, compared to the planned performances, will be reviewed to determine the adjustment (if any) to the percentage shareholdings of Orbital and Siemens VDO in Synerject LLC.

The maximum change in shareholdings as a result of the above is 10% i.e. ownership percentages of 40 : 60.

There is an option for the joint venturer who has the minority shareholding at 30 June 2006 to reinstate the 50 : 50 ownership by purchasing shares from the other joint venturer at a price of US$400,000 for each 1% interest of Synerject LLC. The exercise date of the option has been extended by two years to 30 June 2008.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

4.	TAXATION

4.1	Recognised in the income statement

	CONSOLIDATED
	2006	2005
	$’000	$’000
Current tax expense
Current year	(192)	(229)
Adjustments to prior years	—	—

	(192)	(229)

Deferred tax expense
Net expense on recognition/(utilisation) of tax losses	(26)	—
Benefit of tax losses recognised	—	336

	(26)	336

Total income tax (expense)/benefit in income statement	(218)	107

4.2	Numerical reconciliation between tax expense and pre-tax net profit

Profit before tax	733	(1,808)

Income tax using the domestic corporation tax rate of 30% (2005 30%)	(220)	542
Increase in income tax (expense)/credit due to:
- Withholding tax	(192)	(229)
- Net tax losses recognised/(utilised)	(26)	—
Decrease in income tax (expense)/credit due to:
- Effect of tax losses (derecognised)/recognised	220	(206)

Income tax expense on pre-tax net profit	(218)	107

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

5.	EARNINGS / (LOSS) PER SHARE

	CONSOLIDATED
	2006	2005
Basic earnings per share

The calculation of basic earnings per share at 30 June 2006 was based on the profit/(loss) attributable to ordinary shareholders of $514,566 (2005:loss$1,701,376) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2006 of 411,015,511 (2005: 410,404,267), calculated as follows:

Profit/(Loss) attributable to ordinary shareholders	$	$
Profit/(loss) for the period	514,566	(1,701,376)

Profit attributable to ordinary shareholders	514,566	(1,701,376)

Weighted average number of ordinary shares	#	#
Issued ordinary shares at 1 July	410,595,878	410,017,878
Effect of shares issued for the ESP No.1	419,633	386,389

Weighted average number of ordinary shares at 30 June	411,015,511	410,404,267

Earnings per share	cents	cents
Basic earnings per share	0.125	(0.415)

Diluted earnings per share	0.125	(0.415)

The calculation of diluted earnings per share is the same as the calculation for basic earnings per share as there were no dilutive securities on issue during the current or comparative period.

There are no options outstanding at 30 June 2006. Options to purchase ordinary shares held under the Employee Share Plan were not included in calculating the weighted average number of potential ordinary shares at 30 June 2005, as their exercise price was greater than the average market price for the year ended 30 June 2005.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

6.	RECONCILIATION OF MOVEMENT IN CAPITAL AND RESERVES

	Share Capital $’000	Foreign Currency Translation Reserve $’000	Accumulated Losses $’000	Total $’000
Balance at 1 July 2004	216,768	—	(215,202)	1,566
Equity-settled transaction-employee shares	—	—	248	248
Total recognised income and expense	—	(238)	(1,701)	(1,939)

Balance at 30 June 2005	216,768	(238)	(216,655)	(125)

Balance 1 July 2005	216,768	(238)	(216,655)	(125)
Effect of change in accounting policy	—	—	6,813	6,813

Balance at 1 July 2005 restated	216,768	(238)	(209,842)	6,688
Equity-settled transaction-employee shares	—	—	264	264
Total recognised income and expense	—	276	515	791

Balance at 30 June 2006	216,768	38	(209,063)	7,743

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

6.1	Employee Option Plan

No options over unissued shares were granted during or since the end of the 2006 financial year.

There are no options over unissued shares outstanding at 30 June 2006.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS

Revenue is derived predominantly from the provision of engineering services and the sale of intellectual property rights to Orbital’s OCP technology. The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets.

7.1	Business Segments (primary reporting)

	Engineering Services		Royalties and licences (i)		Consolidated
	2006	2005	2006	2005	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000
Segment Revenue	8,645	8,252	2,394	2,217	11,039	10,469

Unallocated other income					824	1,007

Total Revenue					11,863	11,476

Segment Result	409	(110)	1,197	608	1,606	498

Unallocated expenses - net (ii)					(4,967)	(4,985)
Reorganisation expense					(41)	(257)
Share of net profit of Synerject (adjustment to Synerject provision)					4,135	2,936

Net Profit/(loss) before related income tax					733	(1,808)

Income tax (expense)/benefit					(218)	107

Profit/(loss) after tax attributable to members					515	(1,701)

(i)	Royalty and licence costs include direct patent costs and research and development.
(ii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses net of unallocated other income.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.1	Business Segments (primary reporting) (Continued)

	Engineering Services		Royalties and licences		Consolidated
	2006	2005	2006	2005	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000
Non-cash (revenue) and expenses
Depreciation and amortisation	1,122	1,436	—	—	1,122	1,436
Other non-cash expenses	3	17	—	—	3	17

Segment non-cash expenses	1,125	1,453	—	—	1,125	1,453

Reorganisation expense					—	257
Systems warranty credits					(219)	(233)
Share of net profit of Synerject (adjustment to Synerject provision)					(4,135)	(2,936)
Foreign exchange translation gain					(12)	(11)

Total non-cash (revenue) and expenses					(3,241)	(1,470)

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.1	Business Segments (primary reporting) (Continued)

	Engineering Services		Royalties and licences (i)		Consolidated
	2006 $’000	2005 $’000	2006 $’000	2005 $’000	2006 $’000	2005 $’000
Segment Assets	9,475	9,686	606	735	10,081	10,421
Unallocated assets
Cash					3,325	7,972
Equity accounted investment in Synerject LLC					6,321	—
Deferred tax asset					6,445	6,300

Consolidated Total Assets					26,172	24,693

Segment Liabilities	5,518	4,852	—	—	5,518	4,852
Unallocated liabilities
Borrowings					12,809	19,000
Systems warranty provision					102	312
Provision for borrowings of Synerject LLC					—	654

Consolidated Total Liabilities					18,429	24,818

Consolidated Net Assets/(Liabilities)					7,743	(125)

Segment Acquisitions of Non current assets	211	427	—	—	211	427

(i)	Royalty and licence costs include direct patent costs and research and development.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.2	Geographic Segments (secondary reporting)

	North America		Europe		Asia		Australia		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment revenue	4,023	2,423	899	1,154	3,806	2,783	2,311	4,109	11,039	10,469

Segment assets	782	745	207	185	1,576	1,209	7,516	8,282	10,081	10,421
Acquisitions of non current assets	—	—	—	—	—	—	211	427	211	427

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

8.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

8.1	In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

8.2	In 1995 and 1996 Orbital entered into joint venture (JV) R & D syndicated arrangements with Coles Myer Ltd and subsidiaries (“CML”) to undertake research and development relating to production of vehicles using Orbital’s technology. The JV arrangements required payment of licence fees for the use of Orbital’s technology by the CML/Orbital JV.

CML has advised Orbital that the Australian Taxation Office (ATO) has formed a preliminary opinion that some portion of the licence fees may not be tax deductible and that the ATO may reassess CML. The reduction in tax provided by these licence fees for CML is understood to be approximately $13 million and $8 million respectively in 1995/96 and 1996/97.

CML has identified provisions of the relevant Transaction Documents that it asserts is a warranty by Orbital that CML would be entitled to tax deductions for licence fees paid by CML in the R&D transactions. It has further asserted that any reassessment of CML by the ATO would be a breach of that asserted warranty.

Orbital disputes that the asserted warranty amounts to a warranty that CML would be entitled to tax deductions and therefore denies that it has any indemnity liability to CML. Orbital will defend any claim made by CML for the asserted indemnity.

9.	SUBSEQUENT EVENTS

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

10.	IMPACT OF ADOPTING AIFRS

As stated in note 1, these are the consolidated entity’s first AIFRS annual consolidated financial statements prepared in accordance with Australian Accounting Standards - AIFRS.

The accounting policies in note 1 have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information for the year ended 30 June 2005 and the preparation of an opening AIFRS balance sheet at 1 July 2004 (the consolidated entity’s date of transition).

In preparing its opening AIFRS balance sheet, comparative information for the year ended 30 June 2005, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP).

An explanation of how the transition from previous GAAP to AIFRS has affected the consolidated entity’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

10.	IMPACT OF ADOPTING AIFRS (CONTINUED)

	CONSOLIDATED 1 JULY 2004			CONSOLIDATED 30 JUNE 2005
Reconciliations of equity	AGAAP $’000	Transition impact $’000	AIFRS $’000	AGAAP $’000	Transition impact $’000	AIFRS $’000
Current Assets
Cash	12,350	—	12,350	7,972	—	7,972
Receivables	3,385	—	3,385	2,919	—	2,919
Inventories	31	—	31	12	—	12
Other	454	—	454	66	—	66

Total Current Assets	16,220	—	16,220	10,969	—	10,969

Non-Current Assets
Property, plant & equipment	8,449	—	8,449	7,424	—	7,424
Deferred tax assets (note b)	—	6,540	6,540	—	6,300	6,300

Total Non-Current Assets	8,449	6,540	14,989	7,424	6,300	13,724

Total Assets	24,669	6,540	31,209	18,393	6,300	24,693

Current Liabilities
Payables (note f)	3,855	(303)	3,552	2,349	40	2,389
Interest-bearing liabilities	167	—	167	—	—	—
Provisions	1,545	—	1,545	1,540	—	1,540

Total Current Liabilities	5,567	(303)	5,264	3,889	40	3,929

Non-Current Liabilities
Interest-bearing liabilities	12	—	12	—	—	—
Non interest-bearing liabilities	19,000	—	19,000	19,000	—	19,000
Provisions	1,470	—	1,470	1,235	—	1,235
Other	3,897	—	3,897	654	—	654

Total Non-Current Liabilities	24,379	—	24,379	20,889	—	20,889

Total Liabilities	29,946	(303)	29,643	24,778	40	24,818

Net Assets/(Liabilities)	(5,277)	6,843	1,566	(6,385)	6,260	(125)

Equity
Contributed equity (note c)	216,768	—	216,768	216,768	—	216,768
Reserves (note d)	—	—	—	—	(238)	(238)
Accumulated losses	(222,045)	6,843	(215,202)	(223,153)	6,498	(216,655)

Total Equity/(Deficiency)	(5,277)	6,843	1,566	(6,385)	6,260	(125)

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

10.	IMPACT OF ADOPTING AIFRS (CONTINUED)

	CONSOLIDATED
	For the year ended 30 June 2005
Reconciliation of loss for 2005	AGAAP $’000	Transition impact $’000	AIFRS $’000
Revenue	10,469	—	10,469
Net exchange gains/(losses) on translation of foreign controlled entities (note d)	349	(338)	11
Other income (note a)	1,012	(16)	996

Total Revenue	11,830	(354)	11,476

Finance costs - Interest expense	(3)	—	(3)
Net book value of asset disposals (note a)	(16)	16	—
Share based payment expense (note c)	—	(248)	(248)
Other expenses	(15,969)	—	(15,969)
Share of net profit of Synerject LLC	2,936	—	2,936

Profit/(loss) from ordinary activities before related income tax	(1,222)	(586)	(1,808)

Income tax (expense) / benefit (note b)	114	(7)	107

Net loss after related income tax	(1,108)	(593)	(1,701)

Basic Earnings per share (in cents)	(0.3)		(0.4)
Diluted Earnings per share (in cents)	(0.3)		(0.4)

10.	IMPACT OF ADOPTING AIFRS (CONTINUED)

CONSOLIDATED $’000
Accumulated losses reconciliations:
Accumulated losses as at 1 July 2004 under AGAAP	(222,045)

AIFRS reconciliation:
- Impact of taxation (note b)	6,540
- Restatement of licencee payments (note f)	303

Accumulated losses as at 1 July 2004 under AIFRS	(215,202)

Accumulated losses as at 30 June 2005 under AGAAP	(223,153)

AIFRS reconciliation:
- Impact of taxation (note b)	6,300
- Share based payments (note c)	(248)
- Restatement of licencee payments (note f)	(40)
- Loss on translation of foreign controlled entities (note d)	238
Equity-settled transactions carried as a component of Accumulated Losses	248

Accumulated losses as at 30 June 2005 under AIFRS	(216,655)

AIFRS reconciliation:
- Non interest bearing liabilities to amortised cost (note 11)	6,813

Accumulated losses as at 1 July 2005 under AIFRS	(209,842)

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

10.	IMPACT OF ADOPTING AIFRS (continued)

Notes to the reconciliation of equity

(a)	Property, plant and equipment

Under AIFRS the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss rather than separately recognising the consideration received as revenue. For the consolidated entity an amount of $16,000 has been reclassified from revenue to other expenses for the financial year ended 30 June 2005.

(b)	Taxation

Under AIFRS the balance sheet method of tax effect accounting will be adopted, rather than the liability method applied previously under Australian GAAP.

Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised rather than a ‘virtual certainty’ test under Australian GAAP. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

The impact on the consolidated entity, at 1 July 2004, of the change in basis is an increase in deferred tax assets of $6,540,000 and an increase in retained earnings of $6,540,000.

The impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is a decrease in tax expense of $336,000 for the consolidated entity. Deferred tax assets and deferred tax liabilities of the consolidated entity increased by $6,300,000 and $Nil respectively as at 30 June 2005.

(c)	Employee Benefits

Share based payments

Under Australian GAAP no expense was recognised for options or shares issued to employees.

Under AIFRS, the fair value of options and shares granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance based shares. Options have not been issued since the year ended 30 June 2000 and there will be no expense recognised in this or future reporting periods in relation to the option plan. The fair value of shares will be measured having regard to the conditions attached to the shares and the consolidated entity’s estimate of shares that will eventually vest.

In accordance with AASB 1, no adjustment will be made for share based payments granted before 7 November 2002. Shares granted after 7 November 2002 remaining unvested at 1 July 2004 will be recognised in the opening balance sheet through retained earnings resulting in a nil profit and loss impact on transition.

For the financial year ended 30 June 2005, employee benefits expense and equity increased by $248,000 in the consolidated entity.

(d)	Foreign Currency

Financial statements of foreign operations

Under Australian GAAP Orbital considered its foreign operations as integrated and the assets and liabilities of operations that are integrated were translated using the temporal method. Monetary assets and liabilities were translated at rates of exchange at reporting date, while non-monetary items and revenue and expense items were translated at exchange rates current when the transactions occurred. Exchange differences arising on translation were brought to account in the income statement.

Under AIFRS each entity in the consolidated entity determines its functional currency being the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

10.	IMPACT OF ADOPTING AIFRS (continued)

Notes to the reconciliation of equity (continued)

Financial statements of foreign operations (continued)

The assets and liabilities of foreign operations are translated from the entity’s functional currency to the consolidated entity’s presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity. The foreign exchange difference arising on translation for the year ended 30 June 2005 was $238,000. This amount was transferred to foreign currency translation reserve.

The Company has opted to use the exemption in AASB 1, whereby all foreign exchange differences that have arisen before 1 July 2004 have been expensed to profit and loss. Foreign exchange translation reserve is therefore deemed to be zero as at 1 July 2004.

The functional currency for Orbital’s foreign subsidiaries based in the United States has been determined to be US dollars.

On disposal of a foreign operation, the amount recognised in the foreign currency translation reserve attributable to the foreign operation is included in the calculation of gain or loss on disposal and recycled through the current year income statement.

(e)	Equity accounting investment in Synerject LLC

Under Australian GAAP the consolidated entity discontinued equity accounting when the equity accounted investment was reduced to $nil and the consolidated entity took up a provision to the extent of probable future sacrifices of economic benefits arising as a result of Orbital’s guarantee of Synerject obligations.

Under AIFRS the consolidated entity discontinues equity accounting when the equity accounted investment is reduced to zero and the consolidated entity provides for additional losses and recognises a liability to the extent that the consolidated entity has incurred legal obligations such as Orbital’s guarantee of Synerject obligations. AIFRS applies the requirements of AASB139 (Financial instruments: Recognition and measurement) to determine whether it is necessary to recognise any additional loss with respect to the consolidated entity’s net investment in the associate. These requirements include estimating the present value of the estimated future cash flows expected to be generated by the associate.

The differing standards do not result in a difference in the carrying value of the provision for borrowings of Synerject LLC as at 1 July 2004 or 30 June 2005 or a profit or loss adjustment for the year ended 30 June 2005.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

10.	IMPACT OF ADOPTING AIFRS (continued)

Notes to the reconciliation of equity (continued)

(f)	Licensee Payments - Correction of error

Certain liabilities relating to licensee payments have been restated. This results in a difference between amounts reported in accordance with AGAAP and AIFRS as under AGAAP corrections are adjusted in the year they are identified, without restatement of prior years’ financial statements, as in AIFRS. This results in an expense in the income statement of $343,000 for the year ended 30 June 2005, and an increase in creditors of $40,000, and $303,000 as at 30 June 2005 and 1 July 2004 respectively.

		Year ended 30 June 2005 $’000
Correction of Income Statement
Income tax benefit, as reported		114
Restated income tax (expense)/benefit		(229)

Correction made, being additional expense		343

Increase in loss per share resulting from correction
Basic loss per share (in cents)	0.00	0.08
Diluted loss per share (in cents)	0.00	0.08

	1 July 2004 $’000	30 June 2005 $’000
Correction of Balance Sheet - Current Liabilities
Trade and other payables, as reported	3,855	2,349
Restated trade and other payables	3,552	2,389

Correction made	303	(40)

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

11.	CHANGE IN ACCOUNTING POLICY

Reconciliation of financial instruments as if AASB 139 was applied at 1 July 2005

In the current financial year the consolidated entity adopted AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising financial instruments as assets or liabilities at fair value (refer note 1.12(a)). This change has been accounted for by adjusting the opening balance of accumulated losses at 1 July 2005.

The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 July 2005. The transitional provisions will not have any effect in future reporting periods.

	NOTE	Previous GAAP $’000	Impact of change in accounting policy $’000	AIFRS $’000 (At 1 July 2005)
FINANCIAL INSTRUMENTS
Non-interest bearing loan	18	19,000	(6,813)	12,187

During the year ended 30 June 2006 the unwinding discount expense was $622,170. As at 1 July 2005 the non-interest bearing loan of $19,000,000 from the Government of Western Australia has been restated at amortised cost using the effective interest rate method. This resulted in a decrease in non-current loans payable of $6,812,769 and a corresponding decrease to accumulated losses.

Under previous AGAAP, the consolidated entity recorded the non-interest bearing loan at its historic cost.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

Annual Meeting

The annual meeting will be held as follows:

Place:	Parmelia Hilton Hotel
14 Mill Street
Perth
Western Australia

Date:	Tuesday 24 October 2006

Time:	10.00am

Approximate date the annual report will be available: 23 September 2006

Audit

This report is based on accounts which are in the process of being audited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orbital Corporation Limited

Date: 2 October 2006	By:	/s/ K.A. Halliwell
	Name:	Keith Anthony Halliwell
	Title:	Chief Financial Officer